FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

UNITED STATES

SECURITIES  AND  EXCHANGE  COMMISSION

Washington, D.C. 20549

AMENDMENT  NO.  1  TO

ANNUAL  REPORT

of

PROVINCE  OF  BRITISH  COLUMBIA

(Canada)

(Name of Registrant)

Date of end of last year to which the Annual Report relates: March 31, 2011

SECURITIES REGISTERED*

(As of the close of the fiscal year)

	Amounts as to Which	Names of Exchanges
Title of Issue	Registration is Effective	on Which Registered
N/A	N/A	N/A

Names and addresses of persons authorized to receive notices and communications from the Securities and Exchange Commission:

Honourable John Prato

Danièle Ayotte

Don Wilson

Canadian Consulate General

1251 Avenue of Americas

New York, New York 10020

Copies to

Jason Lehner	Alan Dean	Ministry of Finance
Shearman & Sterling LLP	Davis Polk & Wardwell	Provincial Treasury
199 Bay Street	450 Lexington Avenue	Debt Management Branch
Commerce Court West	New York, New York	620 Superior Street
Suite 4405, P.O. Box 247	10017	P.O. Box 9423, Stn Prov Govt
Toronto, Ontario		Victoria, British Columbia
Canada M5L 1E8		Canada V8W 9V1

*The Registrant is filing this amendment to its annual report on a voluntary basis.

PROVINCE OF BRITISH COLUMBIA

The undersigned registrant hereby amends the following items, financial statements, exhibits or other portions of its Annual Report (the “Annual Report”) for the fiscal year ended March 31, 2011 on Form 18-K as set forth below:

The following additional exhibit is added to the Annual Report:

Exhibit 99.4	First Quarterly Report: Fiscal Plan Update 2011/12 — 2013/14, 2011/12 Economic Outlook and Financial Forecast & Three Month Results, April — June, 2011

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, at Victoria, British Columbia, Canada, on the 9th day of September, 2011.

PROVINCE OF BRITISH COLUMBIA
(Name of registrant)

By:	/s/ J.W. Hopkins
Name:	Jim Hopkins
Title:	Assistant Deputy Minister
Provincial Treasury
Ministry of Finance

EXHIBIT INDEX

Exhibit 99.4	First Quarterly Report: Fiscal Plan Update 2011/12-2013/14, 2011/12 Economic Outlook and Financial Forecast & Three Month Results, April — June, 2011